April 21, 2006

Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549
Attention:	Sara Dunton
Susan Min

Re:	Discover Card Master Trust I
Registration Statement on Form S-3
File No. 333-131898
Ladies and Gentlemen:
     On behalf of Discover Bank (formerly Greenwood Trust Company), a Delaware banking corporation (“Discover Bank”), and Discover Card Master Trust I (the “Trust”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 2 (the “Amendment”) to Discover Bank’s and the Trust’s Registration Statement on Form S-3 (the “Registration Statement”).
     This letter also responds to the April 19, 2006 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Registration Statement. Discover Bank’s and the Trust’s response is as follows. For your convenience, the Staff’s comment is reproduced below in bold type and are followed by Discover Bank’s and the Trust’s response. Certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.
     References in this letter to the “Prospectus” and the “Prospectus Supplement” shall mean the Prospectus and Prospectus Supplement that form part of the Amendment, unless otherwise noted.

Registration Statement on Form S-3
Prospectus Supplement
Cover Page
1.	We note your response to comment 9. Item 1102(h) specifies that any credit enhancement “or other support” should be briefly described on the cover page, with reference to Item 1115. Please revise as appropriate.

Response: We have revised the disclosure on the cover page of the Prospectus Supplement in response to the Staff’s comment.
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     If you have any questions regarding the foregoing response or the enclosed Amendment No. 2 or need additional information, please do not hesitate to contact me at (312) 876-6583, Dominic K. L. Yoong at (213) 891-8704 or Cathy A. Birkeland at (312) 876-7681.

Very truly yours,
/s/ Brendan Beasley

Brendan Beasley of LATHAM & WATKINS LLP

Enclosures

cc:	Michael F. Rickert
Larry Mallinger, Esq